 Filed Pursuant to Rule 424(b)(5)
 Registration No. 333-220459
Amendment No. 2 dated August 6, 2020
(To prospectus supplement dated December 11, 2017,
as amended by Amendment No. 1 dated August 3, 2018,
and prospectus dated September 28, 2017)
Up to $100,000,000
Common Stock
This Amendment No. 2 (this “amendment”) amends our prospectus supplement dated December 11, 2017, as amended by Amendment No. 1 dated August 3, 2018 (as amended by Amendment No. 1 and this amendment, the “prospectus supplement”), and the prospectus dated September 28, 2017 (the “accompanying prospectus”). This amendment should be read in conjunction with the prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, each of which are to be delivered with this amendment. Except as set forth in this amendment, the prospectus supplement and the accompanying prospectus, as updated by the documents incorporated by reference herein and therein, remain unchanged.
On August 6, 2020, we entered into an amendment to the equity distribution agreement, dated December 11, 2017, with UBS Securities LLC and an equity distribution agreement with RBC Capital Markets, LLC, relating to the shares of our common stock, par value $0.01 per share (“Common Stock”), offered by the prospectus supplement and the accompanying prospectus. We refer to UBS Securities LLC and RBC Capital Markets, LLC, when acting in their capacity as sales agents, individually as a “sales agent” and collectively as “sales agents,” and refer to the equity distribution agreements (as amended) with each of UBS Securities LLC and RBC Capital Markets, LLC as the “equity distribution agreements.”
In accordance with the terms of the equity distribution agreements, we may offer and sell, from time to time, shares of our Common Stock, having an aggregate offering price of up to $100,000,000 through the sales agents (which amount includes shares we have already sold pursuant to the prospectus supplement prior to the date of this amendment). As of the date of this amendment, we have sold shares of our Common Stock having an aggregate offering price of $15,500,000 pursuant to the prospectus supplement and the accompanying prospectus.
Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “AHT.” On August 5, 2020, the last reported sales price of our Common Stock on the NYSE was $4.06 per share.
Sales of our Common Stock, if any, pursuant to the prospectus supplement, and the accompanying prospectus may be made in negotiated transactions, which may include block trades, or transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange.
Subject to the terms and conditions of the equity distribution agreements, the sales agents are not required to sell any specific number or dollar amount of shares, but upon acceptance of a placement notice from us, the sales agents will use commercially reasonable efforts, consistent with its normal trading and sales practices, to sell the shares offered by the prospectus supplement, and the accompanying prospectus on the terms set forth in the placement notice. The sales agents will receive from us a commission that will not exceed, but may be lower than, 2.0% of the gross sales price of all shares sold through it as sales agent under the applicable equity distribution agreement. In connection with any sales of Common Stock on our behalf, the sales agents may be deemed to be “underwriters” within the meaning of the Securities Act, and the compensation paid to the sales agents may be deemed to be underwriting commissions or discounts. See “Plan of Distribution” in this amendment and the prospectus supplement.
We also may sell some or all of the shares of Common Stock to a sales agent as principal for its own account at a price agreed upon at the time of sale. If we sell Common Stock to a sales agent as principal, then we will enter into a separate terms agreement with such sales agent, and the sale will be made pursuant to the terms thereunder.
Our Common Stock is subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust (“REIT”) for federal income tax purposes. See “Description of our Capital Stock — Restrictions on Ownership and Transfer” in the accompanying prospectus.
Investing in our Common Stock involves a high degree of risk. Risks associated with an investment in our Common Stock are described under the heading “Risk Factors” on page S-9 of this amendment and in our Annual Report on Form 10-K for the year ended December 31, 2019 filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as updated by our subsequent filings under the Exchange Act, which are incorporated by reference into this amendment, the prospectus supplement and the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this amendment, the prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
UBS Investment Bank	RBC Capital Markets
The date of this Amendment No. 2 to Prospectus Supplement is August 6, 2020

ABOUT THIS AMENDMENT
The prospectus supplement and the accompanying prospectus are part of a shelf registration statement. The prospectus supplement describes the specific terms of this offering. You should rely only on the information contained in or incorporated by reference into the prospectus supplement, the accompanying prospectus, and any free writing prospectus that we deliver to you. We have not, and the sales agents have not, authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in the prospectus supplement and the accompanying prospectus is accurate as of the date of the respective documents only and that any information we have incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus is accurate only as of the date given in the document incorporated by reference, as applicable, regardless of the time of delivery of this amendment, the prospectus supplement, the accompanying prospectus, any related free writing prospectus, or any sale of our Common Stock. Our business, financial condition, results of operations or prospects may have changed since those dates.
To the extent there is a conflict between the information contained in this amendment, on the one hand, and the information contained in the prospectus supplement, the accompanying prospectus or in any document incorporated by reference into this amendment, the prospectus supplement and the accompanying prospectus that was filed with the Securities and Exchange Commission (the “SEC”) under the Exchange Act prior to the date of this amendment, on the other hand, you should rely on the information in this amendment. In addition, any statement in a filing we make with the SEC under the Exchange Act prior to the termination of this offering that adds to, updates or changes information contained in an earlier filing we made with the SEC shall be deemed to modify and supersede such information in the earlier filing, this amendment, the prospectus supplement or the accompanying prospectus, as the case may be.
When used in this amendment and the prospectus supplement, the terms “the Company,” “our company,” “we,” “us” or “our” refer to Ashford Hospitality Trust, Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This amendment, the prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, together with other statements and information publicly disseminated by us, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that are subject to risks and uncertainties. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. These forward-looking statements include information about possible, estimated or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Additionally, statements regarding the following subjects are forward-looking by their nature:
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the impact of the novel strain of coronavirus (COVID-19) and numerous governmental travel restrictions and other orders on our business;

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our business and investment strategy;

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anticipated or expected purchases or sales of assets;

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our projected operating results;

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completion of any pending transactions, including the Exchange Offers and Consent Solicitation (each as defined below);

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our ability to obtain future financing arrangements or restructure existing property level indebtedness;

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our understanding of our competition;

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market trends;

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projected capital expenditures; and

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the impact of technology on our operations and business.

Such forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance taking into account all information currently known to us. These beliefs, assumptions, and expectations can change as a result of many potential events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans, and other objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our securities. Additionally, the following factors could cause actual results to vary from our forward-looking statements:
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factors discussed under the heading “Risk Factors” on page S-9 of this amendment and in our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC on March 12, 2020, including those set forth under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Properties,” as supplemented by our Quarterly Report on Form 10-Q for the period ended June 30, 2020, as filed with the SEC on August 3, 2020, and other filings under the Exchange Act;

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adverse effects of the COVID-19 pandemic, including a significant reduction in business and personal travel and travel restrictions in regions where our hotels are located;

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ongoing negotiations with our lenders regarding potential forbearance or the exercise by our lenders of their remedies for default under our loan agreements;

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actions by our lenders to accelerate loan balances and foreclose on the hotel properties that are security for our loans that are in default;

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our ability to raise sufficient capital and/or take other actions to improve our liquidity position or otherwise meet our liquidity requirements that are sufficient to eliminate the substantial doubt about

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our ability to continue as a going concern, including our ability to raise the financing necessary to complete the Exchange Offers;
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general volatility of the capital markets and the market price of our Common Stock and Preferred Stock (as defined below);

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general and economic business conditions affecting the lodging and travel industry;

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changes in our business or investment strategy;

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availability, terms, and deployment of capital;

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unanticipated increases in financing and other costs, including a rise in interest rates;

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changes in our industry and the market in which we operate, interest rates, or local economic conditions;

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the degree and nature of our competition;

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actual and potential conflicts of interest with Ashford Inc. and its subsidiaries, including Ashford Hospitality Advisors LLC (“Ashford LLC”), Remington Hotels, Premier Project Management LLC (“Premier”), and Lismore Capital LLC (“Lismore”), and Braemar Hotels & Resorts Inc. (“Braemar”)), our executive officers and our non-independent directors;

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changes in personnel of Ashford LLC or the lack of availability of qualified personnel;

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changes in governmental regulations, accounting rules, tax rates and similar matters;

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legislative and regulatory changes, including changes to the Internal Revenue Code of 1986, as amended (the “Code”), and related rules, regulations and interpretations governing the taxation of real estate investment trusts; and

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limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein and therein could cause our actual results and performance to differ significantly from those contained in our forward-looking statements. Additionally, many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 pandemic and the numerous government travel restrictions imposed in response thereto. The extent to which the COVID-19 pandemic impacts us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Accordingly, we cannot guarantee future results or performance. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this amendment. Furthermore, we do not intend to update any of our forward-looking statements after the date of this amendment to conform these statements to actual results and performance, except as may be required by applicable law.

iii

SUMMARY
The following summary highlights information contained elsewhere or incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus. It may not contain all of the information that is important to you. Before making a decision to invest in our Common Stock, you should read carefully the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein, including the sections entitled “Risk Factors” in this amendment and in our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC on March 12, 2020, and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, as filed with the SEC on August 3, 2020, as updated by our subsequent filings under the Exchange Act, which are incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus. This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus.
Our Company
Ashford Hospitality Trust, Inc., together with its subsidiaries, is an externally-advised REIT. While our portfolio currently consists of upscale hotels and upper upscale full-service hotels, our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the United States that have a revenue per available room (“RevPAR”) generally less than two times the U.S. national average. We were formed as a Maryland corporation in May 2003. We own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership (“Ashford Trust OP”), our operating partnership. Ashford OP General Partner LLC, our wholly owned subsidiary, serves as the sole general partner of Ashford Trust OP. Our hotel properties are primarily branded under the widely recognized upscale and upper upscale brands of Marriott, Hilton, Hyatt and Intercontinental Hotel Group.
We are advised by Ashford LLC, a subsidiary of Ashford Inc., through an advisory agreement. All of the hotel properties in our portfolio are currently asset-managed by Ashford LLC. We do not have any employees. All of the services that might be provided by employees are provided to us by Ashford LLC. At June 30, 2020, Remington Hotels, a subsidiary of Ashford Inc., managed 79 of our 116 hotel properties and the WorldQuest condominium properties.
Our principal executive offices are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. Our phone number is (972) 490-9600. Our website is www.ahtreit.com. The contents of our website are not a part of this amendment, the prospectus supplement or the accompanying prospectus. Shares of our Common Stock are traded on the NYSE under the symbol “AHT.”
Recent Developments
Administrative Subpoena
In June 2020, each of the Company, Braemar, Ashford Inc., and Lismore, a subsidiary of Ashford Inc. (collectively with the Company, Braemar and Ashford Inc., the “Ashford Companies”), received an administrative subpoena from the SEC. The administrative subpoena requests the production of documents and other information since January 1, 2018 relating to, among other things, (i) related party transactions among the Ashford Companies (including the Lismore Agreement (as defined below) between the Company and Lismore pursuant to which the Company engaged Lismore to negotiate the refinancing, modification or forbearance of certain mortgage debt) or between any of the Ashford Companies and any officer, director or owner of the Ashford Companies or any entity controlled by any such person, and (ii) the Company’s accounting policies, procedures and internal controls related to such related party transactions. The Company is responding to the administrative subpoena.
COVID-19, Management’s Plans and Liquidity
Since late February 2020, we have experienced a significant decline in occupancy and RevPAR and we expect the significant occupancy and RevPAR declines associated with the COVID-19 pandemic to continue as we are experiencing significant reservation cancellations as well as a significant reduction in new reservations. The prolonged presence of the virus has resulted in health and other government authorities imposing widespread restrictions on travel and other businesses. The hotel industry and our portfolio have experienced the postponement or cancellation of a significant number of business conferences and similar events. Following the government mandates and health official orders, in March 2020, we suspended operations at 23 of our 116 hotels and dramatically reduced staffing and expenses at our hotels that remain operational. As of June 30, 2020, operations at five of our hotels remain temporarily suspended. Pursuant to the terms of the Letter Agreement, dated March 13, 2020, in order to allow Remington Hotels to better manage its corporate working capital and to ensure the continued efficient operation of our hotels, we agreed to pay the base fee and to reimburse all expenses to Remington Hotels on a weekly basis for the preceding week, rather than on a monthly basis.
The COVID-19 pandemic has had a significant negative impact on our operations and financial results to date. The full financial impact of the reduction in hotel demand caused by the pandemic and suspension of operations at our hotels cannot be reasonably estimated at this time due to uncertainty as to its severity and duration. We expect that the COVID-19 pandemic will have a significant negative impact on our results of operations, financial position and cash flow for at least the remainder of 2020 and into 2021. As a result, we suspended the quarterly cash dividend on our Common Stock for the first and second quarters of 2020 and likely for all of 2020, suspended quarterly cash dividends on our Preferred Stock for the second quarter, reduced planned capital expenditures and working closely with our hotel managers, significantly reduced our hotels’ operating expenses. Ashford LLC adopted a remote-work policy at its corporate office in an effort to protect the health and safety of its employees and does not anticipate these policies to have any adverse impact on its ability to continue to operate its business.
Beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. Pursuant to the terms of the applicable loan documents, such an Event of Default caused an automatic increase in the interest rate on our outstanding loan balance for the period such Event of Default remains outstanding. Following an Event of Default, our lenders can generally elect to accelerate all principal and accrued interest payments that remain outstanding under the applicable loan agreement and foreclose on the applicable hotel properties that are security for such loans. The lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California have each sent us an acceleration notice, which accelerated all payments due under the applicable loan documents. In addition, the lender for the W Hotel in Minneapolis, Minnesota, the lender for our Rockbridge Portfolio, which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida, have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction.
We are in the process of negotiating forbearance agreements or waivers with our lenders. On March 20, 2020, we entered into an agreement with Lismore, a subsidiary of Ashford Inc., to engage Lismore to seek modifications, forbearances or refinancings of our loans (as amended and restated on July 1, 2020, the “Lismore Agreement”). Pursuant to the Lismore Agreement, Lismore shall, during the agreement term (which commenced on March 20, 2020 and shall end on the date that is 24 months following the commencement date, or upon it being terminated by us on not less than 30 days’ written notice) negotiate the refinancing, modification or forbearance of the existing mortgage debt on our hotels. In connection with the services provided under the Lismore Agreement, Lismore received an upfront fee of $5.1 million upon entering into the agreement and is entitled to receive additional fees of approximately $5.1 million in six equal installments of approximately $857,000 per month beginning April 20, 2020 and ending on September 20, 2020. Lismore is also entitled to receive a fee that is calculated and payable as follows: (i) a fee equal to 25 basis points (0.25%) of the amount of a loan, payable upon the acceptance by the applicable lender of any forbearance or extension of such loan, or in the case where a third-party agent or contractor engaged by the Company has secured an extension of the maturity date equal to or greater than 12 months of any such loan, then the amount payable to Lismore shall be reduced to 10 basis points (0.10%); (ii) a fee equal to 75 basis points (0.75%) of the amount of any principal reduction of a loan upon the acceptance by any lender of any principal reduction of such loan; and (iii) a fee equal to 150 basis points (1.50%) of the implied conversion value (but in any case, no less than 50% percent of the face value of such loan or loans) of a loan upon the acceptance by any lender of any debt to equity conversion of such loan. Pursuant to the terms of the Lismore Agreement, we are entitled, in the event that we do not complete, for any reason, extensions or forbearances during the term of the Lismore Agreement equal to or greater than approximately $4.1 billion, to offset, against any fees we owe to Ashford LLC under the advisory agreement, a portion of the fee previously paid by us to Lismore equal to the product of (x) approximately $4.1 billion minus the amount of extensions or forbearances completed during the term of the agreement multiplied by (y) 0.125%. As of August 6, 2020, we had paid Lismore approximately $11.8 million, in the aggregate, pursuant to the Lismore Agreement, consisting of the following payments: (i) a payment of $5.1 million upon entering into the Lismore Agreement, which is not available for clawback, (ii) monthly installment payments of approximately $3.4 million, of which $1.8 million is available for clawback as of August 6, 2020 and (iii) success fee payments of approximately $3.2 million in connection with each signed forbearance or other agreement.
On July 16, 2020, we reached a forbearance agreement with our lenders for the Highland Pool loan, which is a $907.0 million loan secured by 19 of our hotels. In addition, on August 5, 2020, we reached a forbearance agreement with our lender for the Renaissance Nashville and Westin Princeton loan, which is a $240.0 million loan secured by the Renaissance Nashville and Westin Princeton. Such forbearance agreements allow us to defer interest payments for six months in exchange for our agreement to a repayment schedule. As of the date of this amendment, in the aggregate, we have entered into forbearance agreements and accommodation agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of approximately $1.5 billion (including the Highland Pool loan and the Renaissance Nashville and Westin Princeton loan), out of approximately $4.1 billion in property-level debt outstanding as of June 30, 2020. Any forbearance agreements will most likely lead to increased costs, increased interest rates, additional restrictive covenants and other possible lender protections. In addition to or in lieu of obtaining forbearance agreements as described above, we could transfer the hotels securing the mortgage loans to the respective lenders.
Additionally, certain of our hotel properties are subject to ground leases rather than a fee simple interest, with respect to all or a portion of the real property at those hotels. It is possible we will default on some or all of the ground leases within the next 12 months.
As of June 30, 2020, we held cash and cash equivalents of approximately $165.5 million and restricted cash of approximately $95.3 million The vast majority of the restricted cash is comprised of lender and manager held reserves. We are currently working with our property managers and lenders in order to utilize lender and manager held reserves to fund operating shortfalls. As of June 30, 2020, there was also $12.9 million due to the Company from third-party hotel managers, which is our cash held by one of its property managers which is also available to fund hotel operating costs.
During the three months ended June 30, 2020, we utilized cash, cash equivalents and restricted cash of approximately $106.2 million. We are currently experiencing significant variability in the operating cash flows of our hotel properties, and we continue to negotiate forbearance agreements with our lenders. Additionally, as discussed above, we have received various acceleration notices and UCC sale notices from our lenders. We are also taking several steps to reduce our cash utilization and potentially raise additional capital. All of these items create uncertainty surrounding future cash flows. As a result of these uncertainties, management cannot reasonably estimate how long our current cash, cash equivalents and restricted cash will last, but if our cash utilization going forward is consistent with the second quarter of 2020 and we do not raise additional capital, it is possible that we may utilize all of our cash, cash equivalents and restricted cash within the next 12 months.
Based on the factors described above, we have determined that there is substantial doubt about our ability to continue as a going concern within one year after the date our financial statements are issued. In making this determination pursuant to U.S. generally accepted accounting principles, we cannot consider any remedies that are outside of our control and have not been fully implemented. As a result, we could not consider future potential fundraising activities, whether through equity or debt offerings, dispositions of hotel properties or the likelihood of obtaining forbearance agreements as we could not conclude they were probable of being effectively implemented. There can be no assurance that we will be able to complete any financing transactions and raise sufficient additional capital or take other actions that will provide us with sufficient liquidity to satisfy our obligations over the next 12 months.

Given the severity of the COVID-19 crisis and the appointment of our new President and Chief Executive Officer, we anticipate conducting a review of our long-term strategy after the crisis has passed, which may include material changes to our leverage, capital structure, liquidity, and investment focus.
NYSE Listing; Reverse Stock Split
On April 17, 2020, we were notified by the NYSE that the average closing price of our Common Stock over the prior 30 consecutive trading-day period was below $1.00 per share, which is the minimum average closing price per share required to maintain listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual. On July 15, 2020, we completed a 1-for-10 reverse stock split of our Common Stock, which was completed with the intention to regain compliance with Section 802.01C of the NYSE Listed Company Manual. Pursuant to the reverse stock split, the holders of our Common Stock received one share of our post-split Common Stock for every 10 shares of pre-split Common Stock held prior to the effectiveness of the reverse stock split and, if entitled, cash in lieu of any fractional shares that would otherwise have been issuable. As a result of the reverse stock split, the number of outstanding shares of our Common Stock was reduced from approximately 104.8 million shares to approximately 10.5 million shares. Additionally, the number of outstanding common units, Long-Term Incentive Plan units and Performance LTIP units in Ashford Trust OP was reduced from approximately 20.5 million units to approximately 2.1 million units. On August 3, 2020, the NYSE notified the Company that it had cured its non-compliance with the NYSE’s minimum average closing price per share standard because the average closing price of our Common Stock was above $1.00 per share on July 31, 2020 and for the 30 consecutive trading-day period ended July 31, 2020.
The Exchange Offers and Consent Solicitation
In the second quarter of 2020, we announced that we would not pay dividends on our outstanding shares of Preferred Stock. Since then, the unpaid dividends on the Preferred Stock have accumulated and, for so long as they are not paid in cash, will continue to accumulate at a rate of 8.45% per annum for the 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), at a rate of 7.375% per annum for the 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), at a rate of 7.375% per annum for 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), at a rate of 7.50% per annum for 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”), and at a rate of 7.50% per annum for 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock,” and together with the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock, the “Preferred Stock”), in each case compounded quarterly. As of July 17, 2020, we had approximately $10,644,238 in accumulated and unpaid preferred dividends on the Preferred Stock. As of July 15, 2020, the aggregate liquidating preference of the Preferred Stock, excluding accumulated and unpaid dividends, was $564,734,825.
Based on our financial outlook and the lack of clarity with respect to how many years it will take for the hotel industry in general, and our operations in particular, to return to pre-COVID-19 occupancy and cash flow levels, we believe it to be unlikely that we will have cash available in the foreseeable future to pay its accumulated and unpaid dividends and to satisfy our future dividend requirement on the Preferred Stock, or to redeem the Preferred Stock, which is perpetual and does not have a maturity date. Further, until all accumulated and unpaid dividends on the Preferred Stock are paid in full, we will be unable to pay any dividends on our Common Stock.

The following table provides a summary of the future dividends scheduled to accumulate on the Preferred Stock over the next five years assuming no cash dividend payments are made thereunder after the date of this amendment and no shares of Preferred Stock are exchanged in the Exchange Offers (as defined below):
	2020	2021	2022	2023	2024
Balance, January 1	$0	$31,932,715	$74,509,669	$117,086,623	$159,663,577
Unpaid dividends earned by stockholders	$31,932,715	$42,576,954	$42,576,954	$42,576,954	$42,576,954
Balance, December 31	$31,932,715	$74,509,669	$117,086,623	$159,663,577	$202,240,531
Due to the impacts of the COVID-19 pandemic and in order to improve our capital structure and to eliminate or reduce the aggregate liquidation preference of our Preferred Stock, we filed a Registration Statement on Form S-4 on July 20, 2020, as amended (the “Form S-4”), related to an offer to exchange any and all of the outstanding shares of the following series of the Preferred Stock for, at the election of each holder, the consideration described below (each, an “Exchange Offer” and collectively, the “Exchange Offers”):
Security	Shares Outstanding	Cash Option Per Share	Stock Option Per Share
Series D Preferred Stock	2,389,393	$9.75 in cash (the “Series D Cash Option”)	2.64 shares of newly issued Common Stock (the “Series D Stock Option”)
Series F Preferred Stock	4,800,000	$9.75 in cash (the “Series F Cash Option”)	2.64 shares of newly issued Common Stock (the “Series F Stock Option”)
Series G Preferred Stock	6,200,000	$9.75 in cash (the “Series G Cash Option”)	2.64 shares of newly issued Common Stock (the “Series G Stock Option”)
Series H Preferred Stock	3,800,000	$9.75 in cash (the “Series H Cash Option”)	2.64 shares of newly issued Common Stock (the “Series H Stock Option”)
Series I Preferred Stock	5,400,000	$9.75 in cash (the “Series I Cash Option”)	2.64 shares of newly issued Common Stock (the “Series I Stock Option”)
The consideration defined in the table above is based in part on the prices for the Preferred Stock and our Common Stock as of July 17, 2020 and may be revised prior to launching the Exchange Offers.
As used herein, the Series D Cash Option, the Series F Cash Option, the Series G Cash Option, the Series H Cash Option and the Series I Cash Option are collectively referred to as the “Cash Option,” and the Series D Stock Option, the Series F Stock Option, the Series G Stock Option, the Series H Stock Option and the Series I Stock Option are collectively referred to as the “Stock Option.”
The proposed issuances of our Common Stock as part of the Exchange Offers would result in immediate and substantial dilution to the existing holders of our Common Stock. Upon completion of the Exchange Offers, assuming that 100% of the shares of Preferred Stock are accepted for exchange in the Exchange Offers and the holders thereof have elected the Stock Option, 59,635,998 shares of Common Stock would be issued in the Exchange Offers. Therefore, 70,111,197 shares of our Common Stock would be outstanding after completion of the Exchange Offers. While holders of our Common Stock would be significantly diluted, our board of directors determined that the Exchange Offers are nonetheless advisable and in the best interests of the Company and its stockholders in the aggregate. Regardless of the number of shares of Preferred Stock tendered for each consideration option, we will not issue more than 59,635,998 shares of Common Stock or pay out more than $30,000,000 in cash in the Exchange Offers.

We expect to fund the Cash Option in the Exchange Offers with capital we raise by issuing or selling securities (that may be convertible into Common Stock) in a public or private offering, or by entering into an alternative capital raising transaction, which may include the potential issuance of convertible preferred debt, a potential real estate joint venture in which a third party would pay us cash for an interest in a to-be-formed joint venture holding some of our hotels or financing arrangements secured through government programs.
Concurrently with and as an integral part of the Exchange Offers, we are also soliciting consents (the “Consent Solicitation”) from holders of each series of Preferred Stock (each, a “Preferred Holder” and collectively, the “Preferred Holders”) to the amendments of our corporate charter, as currently in effect (the “Charter”), to automatically convert and reclassify each share of Preferred Stock into our Common Stock as described below (the “Proposed Amendments”). The Proposed Amendments, if approved by our stockholders, would automatically reclassify and convert each share of the Preferred Stock that remains outstanding after the Exchange Offers close into 1.02 shares of our Common Stock (the “All Stock Remainder Consideration”) and eliminate the descriptions of the Preferred Stock from the Charter, restoring such shares to the status of undesignated shares of Preferred Stock. Consent to the Proposed Amendments applicable to a series of Preferred Stock must be received from holders of at least 66 2/3% of the outstanding shares of that series of Preferred Stock to effect the Proposed Amendments and the Exchange Offers with respect to that series.
The Proposed Amendments must be approved by the holders of 66 2/3% of the outstanding Common Stock at a special meeting of our stockholders to effect the Proposed Amendments. We intend to hold a special meeting of our stockholders to obtain the approval of the holders of our Common Stock to the Proposed Amendments, as well as to approve the issuance of shares of Common Stock in the Exchange Offers, as required by the rules of the NYSE.
If the holders of 66 2/3% of the outstanding Common Stock have approved the Proposed Amendments at the special meeting, we will file one or more articles of amendment with the State Department of Assessments and Taxation of Maryland promptly after expiration of the Exchange Offer to effect the Proposed Amendments with respect to each series of Preferred Stock for which the holders have tendered 66 2/3% of the outstanding shares of Preferred Stock and thus, consented to the Proposed Amendment with respect to that series.
As of the date of this filing, the Form S-4 for the Exchange Offers has not been declared effective by the SEC. In addition, each of the Exchange Offers is subject to conditions that may or may not be satisfied or waived, including the approval of the Proposed Amendments pursuant to the Consent Solicitation. The Exchange Offer for each series of Preferred Stock is also conditioned on our ability to issue or sell securities or enter into an alternative capital raising transaction pursuant to which not less than $30,000,000 is raised on terms reasonably satisfactory to the Company in our sole discretion, including the board of directors’ determination that the proceeds of such transaction can be lawfully used to fund the Cash Option. Satisfaction of many of these conditions is beyond our control and, as a result, we cannot assure you that the conditions will be satisfied or that the Exchange Offers will be consummated on the terms described above, or at all. Our failure to complete the Exchange Offers could have an adverse impact on our business, operations and liquidity position and could negatively impact the price of our Common Stock. If you decide to purchase shares of Common Stock in this offering, you should be willing to do so whether or not we complete the Exchange Offers.
Summary Historical and Unaudited Pro Forma Financial Information
The following information reflects summary historical and unaudited pro forma financial information of the Company to give the effect of the Exchange Offers. The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial position, results of operations or cash flows that would have been realized had the Exchange Offers been completed as of the dates indicated, and, accordingly, should not be relied upon as an indicator of our future performance. The selected historical and unaudited pro forma financial information has been derived from, and should be read in conjunction with, our historical consolidated financial statements incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus.

Primary Assumptions
The primary assumption made in preparing the unaudited pro forma information below is that our stockholders will approve the Proposed Amendments to our Charter to automatically reclassify and convert each share of Preferred Stock that remains outstanding after the closing of the Exchange Offers for each series of Preferred Stock into the All Stock Remainder Consideration for each series of Preferred Stock. The unaudited pro forma financial information has been adjusted resulting from the foregoing assumption to:
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increase the number of outstanding shares of Common Stock by 6,307,998 for the full exchange of the Series D Preferred Stock effective as of the date of its original issuance on July 17, 2007;

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increase the number of outstanding shares of Common Stock by 12,672,000 for the full exchange of the Series F Preferred Stock effective as of the date of its original issuance on July 8, 2016;

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increase the number of outstanding shares of Common Stock by 16,368,000 for the full exchange of the Series G Preferred Stock effective as of the date of its original issuance on October 17, 2016;

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increase the number of outstanding shares of Common Stock by 10,032,000 for the full exchange of the Series H Preferred Stock effective as of the date of its original issuance on August 18, 2017;

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increase the number of outstanding shares of Common Stock by 14,256,000 for the full exchange of the Series I Preferred Stock effective as of the date of its original issuance on November 13, 2017;

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exclude the unpaid dividends on the Preferred Stock because the effect of the pro forma adjustments is to reflect that the Preferred Stock was not issued; and

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reflect the effect of the 1-for-10 reverse stock split completed on July 15, 2020 of our Common Stock.

	As of and for the Years Ended December 31,
	2019	2018	2017	2016	2015
Summary Historical Financial Information:
Weighted average common shares outstanding – basic	9,983	9,728	9,520	9,442	9,629
Weighted average common shares outstanding – dilutive	9,983	9,728	9,520	9,442	11,488
Book value per common share – basic	$(29.65)	$(11.54)	$7.12	$25.26	$43.33
Book value per common share – dilutive	(29.65)	(11.54)	7.12	25.26	46.63
Dividends declared per common share	3.00	4.80	4.80	4.80	4.80
Income (loss) from continuing operations available to common stockholders per share – basic	(15.78)	(17.52)	(13.02)	(9.49)	24.29
Income (loss) from continuing operations available to common stockholders per share – dilutive	(15.78)	(17.52)	(13.02)	(9.49)	23.45
Summary Unaudited Pro Forma Historical Financial Information:
Weighted average common shares outstanding – basic	69,619	69,364	69,156	69,078	69,265
Weighted average common shares outstanding – dilutive	69,619	69,364	69,156	69,078	71,124
Book value per common share – basic	$3.86	$6.52	$9.15	$11.46	$11.71
Book value per common share – dilutive	3.86	6.52	9.15	11.46	13.07
Dividends declared per common share	0.45	0.69	0.68	0.67	0.68
Income (loss) from continuing operations per share – basic	(2.01)	(2.21)	(1.27)	(0.87)	4.32
Income (loss) from continuing operations per share – dilutive	(2.01)	(2.21)	(1.27)	(0.87)	4.29

	As of and for the Six Months Ended June 30,
	2020	2019
Summary Historical Financial Information:
Weighted average common shares outstanding – basic	10,162	9,968
Weighted average common shares outstanding – dilutive	10,162	9,968
Book value per common share – basic	$(59.38)	$(19.88)
Book value per common share – dilutive	(59.38)	(19.88)
Dividends declared per common share	—	1.80
Income (loss) from continuing operations available to common stockholders per share – basic	(30.46)	(7.67)
Income (loss) from continuing operations available to common stockholders per share – dilutive	(30.46)	(7.67)
Summary Unaudited Pro Forma Historical Financial Information:
Weighted average common shares outstanding – basic	69,798	69,604
Weighted average common shares outstanding – dilutive	69,798	69,604
Book value per common share – basic	$(0.55)	$5.27
Book value per common share – dilutive	(0.55)	5.27
Dividends declared per common share	—	0.27
Income (loss) from continuing operations per share – basic	(4.79)	(0.96)
Income (loss) from continuing operations per share – dilutive	(4.79)	(0.96)

RISK FACTORS
An investment in our Common Stock involves various risks, including those disclosed in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020, as updated by our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the SEC on August 3, 2020, and other filings under the Exchange Act. Prospective investors should carefully consider such risk factors, together with all of the information contained in or incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus, in determining whether to purchase our Common Stock offered hereby. The risks and uncertainties we discuss in the prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein are those that we currently believe may materially affect our company. Additional risks not currently known to us or that we currently deem to be immaterial to us also could have a material adverse effect on our operations, financial condition, results of operations, cash flows and prospects.
Risks Related to the SEC Subpoena
We face risks related to an ongoing SEC investigation.
In June 2020, each of the Ashford Companies received an administrative subpoena from the SEC. The administrative subpoena requests the production of documents and other information since January 1, 2018 relating to, among other things, (i) related party transactions among the Ashford Companies (including the Lismore Agreement between the Company and Lismore pursuant to which the Company engaged Lismore to negotiate the refinancing, modification or forbearance of certain mortgage debt) or between any of the Ashford Companies and any officer, director or owner of the Ashford Companies or any entity controlled by any such person, and (ii) the Company’s accounting policies, procedures and internal controls related to such related party transactions.
The Company is responding to the administrative subpoena. At this point, we are unable to predict what the timing or the outcome of the SEC investigation may be or what, if any, consequences the SEC investigation may have with respect to the Company. However, the SEC investigation could result in considerable legal expenses, divert management’s attention from other business concerns and harm our business. If the SEC were to determine that legal violations occurred, we could be required to pay civil and/or criminal penalties or other amounts, remedies or conditions could be imposed as part of any resolution. We can provide no assurances as to the outcome of the SEC investigation.
Risks Related to this Offering
This offering may be dilutive, and there may be future dilution of our shares of Common Stock.
After giving effect to the issuance of shares of Common Stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, this offering may have a dilutive effect on our estimated earnings per share and funds from operations per share. The actual amount of dilution cannot be determined at this time and will be based on numerous factors. Additionally, we are not restricted from issuing additional shares of Common Stock or Preferred Stock, including securities that are convertible into or exchangeable or exercisable for, or that represent the right to receive, shares of Common Stock or Preferred Stock or any substantially similar securities in the future. The market price of our Common Stock could decline as a result of sales of a large number of shares of Common Stock in the market after this offering, including shares of Common Stock that may be issued in the Exchange Offers, or the perception that such sales could occur.
The Exchange Offers may not be completed on anticipated terms or consummated at all, which could adversely affect our business and financial position.
The completion of each Exchange Offer is subject to a number of conditions that, if not satisfied or waived, would result in the Exchange Offer being completed on terms not initially anticipated by us or failing to be consummated at all. Satisfaction of many of these conditions is beyond our control and, as a result, we cannot assure you that the conditions will be satisfied or that the Exchange Offers will be consummated. Our failure to complete the Exchange Offers could have an adverse impact on our business, operations and liquidity position and could negatively impact the price of our Common Stock. If you decide to purchase shares of Common Stock in this offering, you should be willing to do so whether or not we complete the Exchange Offers.
Risks Related to the Exchange Offers and Consent Solicitation
The Exchange Offers may not benefit us or our stockholders and will significantly dilute our Common Stock.
The Exchange Offers may not enhance stockholder value or improve the liquidity and marketability of our Common Stock. As of July 17, 2020, there were 10,475,085 outstanding shares of Common Stock and 22,589,393 outstanding shares of Preferred Stock. This recapitalization could significantly increase the number of outstanding shares of Common Stock. If all of the outstanding shares of Common Stock available for issuance under the Exchange Offers are issued, there will be approximately 70,111,000 shares of Common Stock outstanding. As a result, the Exchange Offers may result in an immediate decrease in the market value of our Common Stock. In addition, factors unrelated to our stock or our business, such as the general perception of the Exchange Offers and the Consent Solicitation by the investment community, may cause a decrease in the value of our Common Stock and impair its liquidity and marketability. Prior performance of our Common Stock may not be indicative of the performance of our Common Stock after the Exchange Offers.
Furthermore, securities markets worldwide have experienced significant price and volume fluctuations over the last several years. This market volatility, as well as general economic, market or political conditions, could cause a reduction in the market price and liquidity of our Common Stock following the Exchange Offers and the Consent Solicitation, particularly if the Exchange Offers and the Consent Solicitation are not viewed favorably by the investment community.
If we are unable to consummate the Exchange Offers and the Consent Solicitation, we will consider other restructuring alternatives available to us at that time, which could adversely affect our business and financial position.
If we are not able to complete the Exchange Offers and the Consent Solicitation and improve our near-term liquidity, we will consider other restructuring alternatives available to us at that time. Those alternatives may include, but are not limited to, (i) the transfer of certain of our assets to our lenders to fulfill our obligations, (ii) the sale of profitable assets, (iii) a corporate restructuring and recapitalization, which could include (a) a distribution or spin-off of profitable assets, (b) alternative offers to exchange our outstanding securities and debt obligations, (c) the incurrence of additional debt and (d) obtaining additional equity capital on terms that may be onerous or highly dilutive, (iv) joint ventures or (v) seeking relief through the commencement of a Chapter 11 proceeding or otherwise under the U.S. Bankruptcy Code, including (a) pursuing a plan of reorganization that we would seek to confirm (or “cram down”) despite any class of creditors who reject or are deemed to have rejected such plan, (b) seeking bankruptcy court approval for the sale of some, most or all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and subsequent liquidation of the remaining assets in the bankruptcy case or (c) seeking another form of bankruptcy relief, all of which would involve uncertainties, potential delays and litigation risks.
Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. There can be no assurance that any such alternative will be pursued or accomplished. We may not be able to engage in any of these activities or engage in any of these activities on desirable terms, which could result in a default on our debt obligations.
Under our advisory agreement with Ashford LLC, a sale or disposition of hotels — for example, in sales, foreclosures or other dispositions — would constitute a “change of control” that enables Ashford LLC to terminate the advisory agreement, if such dispositions collectively constitute either (i) 20% of the gross book value of our assets in any calendar year or (ii) 30% of the gross book value of our assets over any three-year period. In that event, we would be required to pay a termination fee equal to: (a) 1.1 multiplied by the greater of (1) 12 times the net earnings of our advisor for the 12-month period preceding the termination date of the advisory agreement; (2) the earnings multiple (calculated as our advisor’s total enterprise value on the trading day immediately preceding the day the termination notice is given to our advisor divided by our advisor’s most recently reported adjusted EBITDA) for our advisor’s Common Stock for the 12-month period preceding the termination date of the advisory agreement multiplied by the net earnings of our advisor for the 12-month period preceding the termination date of the advisory agreement; or (3) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as our advisor’s total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, our advisor’s adjusted EBITDA for the same periods), multiplied by the net earnings of our advisor for the 12-month period preceding the termination date of the advisory agreement; plus (b) an additional amount such that the total net amount received by our advisor after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (a) and (b) shall equal the amount described in (a). In the event we become obligated to pay the termination fee, it is very likely we will not have the financial resources to be able to do so. Moreover, our advisor is entitled to set off, take and apply any of our money on deposit in any of our bank, brokerage or similar accounts (all of which are controlled by, and in the name of, our advisor) to amounts we owe to advisor — including amounts we would owe to our advisor in respect of the termination fee, and in certain circumstances permits our advisor to escrow any money in such accounts into a termination fee escrow account (to which we would not have access) even prior to the time that the termination fee is payable.
Any alternative we pursue, whether in or out of court, may take substantially longer to consummate than the Exchange Offers and the Consent Solicitation. A protracted financial restructuring could disrupt our business and would divert the attention of our management from the operation of our business and implementation of our business plan. It is possible that such a prolonged financial restructuring or bankruptcy proceeding would cause us to lose many of our key officers. Such losses of key officers would likely make it difficult for us to complete a financial restructuring and may make it less likely that we will be able to continue as a viable business.
The uncertainty surrounding a prolonged financial restructuring could also have other adverse effects on us. For example, it could also adversely affect:
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our ability to raise additional capital;

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our ability to capitalize on business opportunities and react to competitive pressures;

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our advisor’s ability to attract and retain employees;

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our liquidity;

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how our business is viewed by investors, lenders, strategic partners or customers; and

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our enterprise value.

One or more of the Exchange Offers may not be consummated and therefore shares of one or more of our series of Preferred Stock may remain outstanding and continue to have dividend and liquidation rights that are senior to our Common Stock.
Each of the Exchange Offers is subject to conditions that may or may not be satisfied or waived. Therefore, it is possible that some of the Exchange Offers may be consummated while others may not. If one or more of the Exchange Offers does not close, shares of Preferred Stock will remain outstanding. Holders of the Preferred Stock have certain rights that holders of our Common Stock do not, including rights to dividends in priority to dividends on our Common Stock and rights to receive, upon a liquidation of our company, a preference amount out of the assets available for distribution to stockholders before any distribution can be made to holders of our Common Stock. As a result, we would be unable to pay dividends on our Common Stock unless and until we had paid all accumulated dividends on any outstanding Preferred Stock. If we were to file for bankruptcy, holders of our shares of Preferred Stock that remain outstanding would have a claim in bankruptcy that is senior to any claim of the holders of our Common Stock. In addition, if shares of Preferred Stock remain outstanding after one or more of the Exchange Offers close, we may determine in the future to offer to exchange or repurchase shares of our then outstanding Preferred Stock on terms that are more favorable than the terms of the Exchange Offers.

If tendering Preferred Holders are required to return their consideration because a court determines that the Exchange Offers constituted a fraudulent transfer under federal or state laws, or, with respect to the Cash Consideration, an unlawful distribution under the Maryland General Corporation Law, the recapitalization will not be completed.
A payment or transfer of property can subsequently be voided if a court finds that the payment or transfer constituted a “fraudulent” transfer. There are generally two standards used by courts to determine whether a transfer was fraudulent under federal or state law.
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First, a transfer will be deemed fraudulent if it was made with the actual intent to hinder, delay or defraud current or future creditors.

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Second, a transfer will be considered fraudulent if the transferor received less than reasonably equivalent value in exchange for the payment or transfer of property and either (i) was insolvent at the time of the transaction, (ii) was rendered insolvent as a result of the transaction, (iii) was engaged, or about to engage, in a business or transaction for which its assets were unreasonably small, or (iv) intended to incur, or believed, or should have believed, it would incur, debts beyond its ability to pay as such debts mature.

Litigation seeking to void the Exchange Offers as fraudulent transfers would have to be commenced by our creditors or someone acting on their behalf, such as a bankruptcy trustee. If such litigation is instituted, we cannot assure you as to what standard a court would apply in order to determine whether we were “insolvent” as of the date the Exchange Offers closed, or that a court would not determine that we were insolvent on the date of closing of the Exchange Offers. We can also not assure you that a court would not determine that the Exchange Offers constituted fraudulent transfers on another ground.
The definition of “insolvent” varies under three potentially applicable statutes. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. Under the U.S. Bankruptcy Code, we would be considered insolvent if the sum of all our liabilities is greater than the value of all our property at a fair valuation. The foregoing standards are applied on a case-by-case basis to determine the insolvency of a particular person. Because there can be no assurance which jurisdiction’s fraudulent transfer law would be applied by a court, there can be no assurance as to what standard a court would apply in order to determine insolvency.
If a court determines the Exchange Offers constituted fraudulent transfers, the Exchange Offers could be voided. If the Exchange Offers are deemed a fraudulent transfer, holders of the Preferred Stock that successfully tender their shares may be required to return the consideration received for their Preferred Stock, and such holders would be returned to their original position as a holder of Preferred Stock.
Under the Maryland General Corporation Law, the payment of the Cash Option would be considered an unlawful distribution if, as of the date the cash consideration is transferred to the tendering Preferred Holders and after giving effect to the payment, we would not be able to pay our indebtedness as such indebtedness becomes due in the usual course of the business or its liabilities would exceed its assets.
Risk Factors Related to the COVID-19 Pandemic
The outbreak of COVID-19 has and will continue to significantly reduce our occupancy rates and RevPAR.
Our business has been and will continue to be materially adversely affected by the impact of, and the public concern about, a pandemic disease. In December 2019, COVID-19 was identified in Wuhan, China, which subsequently spread to other regions of the world, and has resulted in increased travel restrictions and extended shutdown of certain businesses, including in every state in the United States. Since late February 2020, we have experienced a significant decline in occupancy and RevPAR and we expect the significant occupancy and RevPAR declines associated with the COVID-19 pandemic to continue as we are experiencing significant reservation cancellations as well as a significant reduction in new reservations. The prolonged presence of the virus has resulted in health and other government authorities imposing widespread restrictions on travel and other businesses. The hotel industry and our portfolio have experienced the postponement or cancellation of a significant number of business conferences and similar events. At this time those restrictions are very fluid and evolving. We have been and will continue to be negatively impacted by those restrictions. Given that the type, degree and length of such restrictions are not known at this time, we cannot predict the overall impact of such restrictions on us or the overall economic environment. In addition, even after the restrictions are lifted, the propensity of people to travel and for businesses to hold conferences will likely remain below historical levels for an additional period of time that is difficult to predict. We may also face increased risk of litigation if we have guests or employees who become ill due to COVID-19.
As such, the full impact these restrictions may have on our financial position, operating results and liquidity cannot be reasonably estimated at this time, but the impact will be material. Additionally, the public perception of a risk of a pandemic or media coverage of these diseases, or public perception of health risks linked to perceived regional food and beverage safety has materially adversely affected us by reducing demand for our hotels. Currently, no vaccines have been developed, and there can be no assurance that an effective vaccine will be developed soon, or at all. These events have resulted in a sustained, significant drop in demand for our hotels and could have a material adverse effect on us.
We have defaulted on our property level secured debt and if we are unable to negotiate forbearance agreements, the lenders may foreclose on our hotels.
Nearly all of our properties are pledged as collateral for a variety of loans. On or about March 17, 2020, we sent notice to all of our lenders notifying such lenders that the spread of COVID-19 was having a significant negative impact on the travel and hospitality industry and that our hotels were experiencing a severe decrease in revenue, resulting in a negative impact on cash flow. While our loan agreements do not contain forbearance rights, we requested a modification to the terms of the loans. Specifically, we requested that for a period of time, shortfalls in debt service payments accrue without penalty and all extension options be deemed granted notwithstanding the existence of any debt service payment accruals. Beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loans, which constituted an “Event of Default” as such term is defined under the applicable loan documents. Pursuant to the terms of the applicable loan documents, such an Event of Default caused an automatic increase in the interest rate on our outstanding loan balance for the period such Event of Default remains outstanding. Following an Event of Default, our lenders can generally elect to accelerate all principal and accrued interest payments that remain outstanding under the applicable loan agreement and foreclose on the applicable hotel properties that are security for such loans. The lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction.
We are in the process of negotiating forbearance agreements with our lenders. On July 16, 2020, we reached a forbearance agreement with our lenders for the Highland Pool loan, which is a $907.0 million loan secured by 19 of our hotels. In addition, on August 5, 2020, we reached a forbearance agreement with our lender for the Renaissance Nashville and Westin Princeton loan, which is a $240.0 million loan secured by the Renaissance Nashville and Westin Princeton. Such forbearance agreements allow us to defer interest payments for six months in exchange for our agreement to a repayment schedule. As of the date of this amendment, in the aggregate, we have entered into forbearance agreements and accommodation agreements with varying terms and conditions that conditionally waive or defer payment defaults for loans with a total outstanding principal balance of approximately $1.5 billion (including the Highland Pool loan and the Renaissance Nashville and Westin Princeton loan), out of approximately $4.1 billion in property-level debt outstanding as of June 30, 2020. We cannot predict the likelihood that the remaining forbearance agreement discussions will be successful. If we are unsuccessful in negotiating these forbearance agreements, the lenders could potentially foreclose on our hotels. In addition, the senior lenders and mezzanine lenders who hold notes secured by the Embassy Suites New York Manhattan Times Square are parties to a guaranty with a third party, which guaranty the mezzanine lenders can call upon to make payment of up to $20 million now that the mezzanine loans have been accelerated. As of June 30, 2020, the principal and accrued interest amount of the notes currently held by the senior lenders, senior mezzanine lenders and junior mezzanine lenders is approximately $111.7 million, $27.4 million and $10.5 million, respectively. If the lenders call upon the guaranty, and the third party guarantor makes payments under the guaranty, the guarantor has the right to require us to reimburse them for the amount paid under the guaranty. If we do not reimburse the guarantor, the guarantor will have the option to purchase the equity in the entity which owns the Embassy Suites New York Manhattan Times Square hotel for $1. If the guarantor exercises this call option, we will no longer own the Embassy Suites New York Manhattan Times Square. A foreclosure or exercise of the call option may also result in reputational risks with lenders that could make it more difficult, or more costly, to obtain loans in the future.
Any such Event of Default, acceleration of payments, or foreclosure of our assets could have a material adverse effect on our financial condition, results of operations and cash flows and ability to continue to operate or make distributions to our stockholders in the future. In addition, an Event of Default could trigger a termination fee under the advisory agreement with Ashford Inc. An Event of Default could significantly limit our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets. It is also possible that we could become involved in litigation related to matters concerning the defaulted loans, and such litigation could result in significant costs to us.
In addition to losing the applicable properties, a foreclosure may result in recognition of taxable income. Under the Code, a foreclosure of property securing non-recourse debt would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we did not receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash for distributions to our stockholders.
As a result of the impact of the COVID-19 pandemic, our consolidated financial statements incorporated by reference in this amendment contain a statement regarding a substantial doubt about the Company’s ability to continue as a going concern.
Our consolidated financial statements incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus have been prepared on a going concern basis, which assumes that we will continue to operate in the normal course of business. As a result of the factors described above under “The outbreak of COVID-19 has and will continue to significantly impact our occupancy rates and RevPAR,” the notes to our consolidated financial statements include a qualification as to a substantial doubt about our ability to continue as a going concern over the next 12 months. As a result of the continued suspension of operations at some of our hotels and the severe decline in revenues resulting from the COVID-19 pandemic, beginning on April 1, 2020, we did not make principal or interest payments under nearly all of our loan agreements, which constituted an “Event of Default” as such term is defined under the applicable loan agreement. Additionally, the lenders who hold the mortgage note secured by the Embassy Suites New York Manhattan Times Square ($145.0 million mortgage loan) and the mortgage note secured by the Hilton Scotts Valley hotel in Santa Cruz, California ($24.8 million mortgage loan) have each sent us an acceleration notice which accelerated all payments due under the applicable loan documents. In addition, the lender for the W Hotel in Minneapolis, Minnesota ($51.6 million mortgage loan), the lender for our Rockbridge Portfolio ($144.2 million mortgage loan), which is an eight hotel portfolio, and the lender for the portfolio consisting of the Courtyard by Marriott in Fort Lauderdale, Florida, Courtyard by Marriott in Louisville, Kentucky and Marriott Residence Inn in Lake Buena Vista, Florida ($64.0 million mortgage loan), have each sent to us a notice of UCC sale, which provides that the respective lender will sell the subsidiaries of the Company that own the respective hotels in a public auction. We are currently in the process of negotiating forbearance agreements with our lenders. Any forbearance agreement may lead to increased costs, increased interest rates, additional restrictive covenants and other lender protections and there can be no assurance that we will be successful in modifying such terms. If we are unsuccessful in negotiating forbearance agreements with our lenders, this could lead to the potential acceleration of amounts due under our loan agreements, which would adversely affect our financial condition and liquidity. The foregoing raises substantial doubt about our ability to continue as a going concern. The substantial doubt about our ability to continue as a going concern may negatively affect the price of our Preferred Stock or Common Stock and may make it challenging for us to issue additional debt on favorable terms to the extent necessary or desirable to increase our liquidity.

We are dependent on the services provided by our advisor, Ashford Inc., and there is a substantial doubt about our advisor’s ability to continue as a going concern.
We have no employees. Our appointed officers are provided by our advisor, and employees of our advisor perform various services pursuant to the advisory agreement and other agreements that enable us to run our business, including acquisition, asset management, capital markets, accounting, tax, risk management, legal, redevelopment, and other corporate management services and functions. Our advisor has publicly disclosed that it had a negative $29.0 million working capital position as of March 31, 2020 and that, as a result of the effect of the COVID-19 pandemic on our advisor’s business and its financial condition, there is a substantial doubt about our advisor’s ability to continue as a going concern. If, as a result of our advisor’s financial condition the level or quality of the services our advisor provides were materially to decline, it would impair our business and potentially lead to disputes with our advisor. If our advisor were to suffer certain insolvency events (including by declaring bankruptcy), we would be permitted to terminate our advisory agreement without payment of a termination fee to our advisor, but entering into an advisory arrangement with a replacement advisor would be highly disruptive to our operations and would likely have a material adverse effect on our ability to operate our business.
We do not have any employees, and rely on our hotel managers to employ the personnel required to operate the hotels we own. As a result, we have less ability in the COVID-19 environment to reduce staffing at our hotels than we would if we employed such personnel directly.
We do not have any employees. We contractually engage hotel managers, such as Marriott, Hilton, Hyatt and our affiliate, Remington Hotels, which is owned by Ashford Inc., to operate, and to employ the personnel required to operate, our hotels. Each hotel manager is required under the applicable hotel management agreement to determine appropriate staffing levels; and we are required to reimburse the applicable hotel manager for the cost of these employees. As a result, we are dependent on our hotel managers to make appropriate staffing decisions and to appropriately reduce staffing when market conditions are poor, and have less ability in the COVID-19 environment to reduce staffing at our hotels than we would if we employed such personnel directly. As a result, our hotels may be staffed at a level higher than we would choose if we employed the personnel required to operate the hotels. In addition, we may be less likely to take aggressive actions (such as delaying payments owed to our hotel managers) in order to influence the staffing decisions made by Remington Hotels, which is our affiliate.
We did not pay dividends on our Common Stock or Preferred Stock in the second quarter of 2020 and do not expect to pay dividends on our Common Stock or Preferred Stock for the foreseeable future.
We did not pay dividends on our Common Stock or Preferred Stock in the second quarter of 2020, and we do not expect to pay dividends on our Common Stock or Preferred Stock for the foreseeable future, particularly in light of the downturn in our business occasioned by the COVID-19 pandemic and the demands of our property-level lenders, with whom we are currently negotiating forbearance agreements in light of our failure to make interest and principal payments starting in April 2020. Our board of directors decides each quarter whether to pay dividends on our Common Stock or Preferred Stock, based on a variety of factors.
We may become no longer eligible to use Form S-3, which would impair our capital raising activities.
We may become no longer eligible to use Form S-3 as a result of our recent payment defaults under our mortgage loans with our property level lenders, which occurred beginning on April 1, 2020, and our failure to pay dividends to our holders of Preferred Stock during the second quarter of 2020. Our existing shelf registration statement on Form S-3 is set to expire on September 28, 2020 and we are currently restricted from filing a new shelf registration statement on Form S-3 because of our payment defaults. As a result, we expect this offering to terminate when our existing shelf registration statement on Form S-3 expires on September 28, 2020. We have relied on shelf registration statements on Form S-3 for our financings in recent years, including this offering, and accordingly any such limitations may harm our ability to raise the capital we need. Under these circumstances, if we become ineligible to use Form S-3, we will be required to use a registration statement on Form S-11 to register securities with the SEC, which would hinder our ability to act quickly in raising capital to take advantage of market conditions in our capital raising activities and would increase our cost of raising capital.

If we are unable to meet the continued listing criteria, our Common Stock could be delisted from the NYSE and it could have a substantial effect on our liquidity and results of operations.
On April 17, 2020, we received written notification from the NYSE that the average closing price of our Common Stock over the prior 30 consecutive trading-day period was below $1.00 per share, which is the minimum average closing price per share required to maintain listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual. We informed the NYSE that we intend to cure the deficiency and to return to compliance with the NYSE continued listing requirements, which they acknowledged. On July 15, 2020, we completed a 1-for-10 reverse stock split of our Common Stock. On August 3, 2020, the NYSE notified the Company that it had cured its non-compliance with the NYSE’s minimum average closing price per share standard because the average closing price of our Common Stock was above $1.00 per share on July 31, 2020 and for the 30 consecutive trading-day period ended July 31, 2020.
Our Common Stock could also be delisted if (i) our average market capitalization over a consecutive 30 trading-day period is less than $15 million, or (ii) our Common Stock trades at an “abnormally low” price. In either case, our Common Stock would be suspended from trading on the NYSE immediately, and the NYSE would begin the process to delist our Common Stock, subject to our right to appeal under NYSE rules. Additionally, our Common Stock could be delisted if our average global market capitalization over a consecutive 30 trading-day period is less than $50 million and, at the same time, our stockholders’ equity is less than $50 million. In this case, the NYSE would have discretion to provide us with a cure period up to a maximum of 18 months. If any of these were to occur, there is no assurance that any appeal we undertake in these or other circumstances would be successful, nor is there any assurance that we will remain in compliance with the other NYSE continued listing standards.
Failure to maintain our NYSE listing could negatively impact us and our stockholders by reducing the willingness of investors to hold our Common Stock because of the resulting decreased price, liquidity and trading volume of our Common Stock, limited availability of price quotations, and reduced news and analyst coverage. These developments may also require brokers trading in our Common Stock to adhere to more stringent rules and may limit our ability to raise capital by issuing additional shares in the future. Delisting may adversely impact the perception of our financial condition and cause reputational harm with investors and parties conducting business with us. In addition, the perceived decreased value of equity incentive awards may reduce their effectiveness in encouraging executive performance and retention.
In light of the downturn of our business and Ashford Inc.’s business occasioned by COVID-19, we may not realize the anticipated benefits of the Enhanced Return Funding Program.
On June 26, 2018, we entered into the Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement (the “ERFP Agreement”) with Ashford Inc. and Ashford LLC, which generally provides that Ashford LLC will provide funding to facilitate the acquisition of properties by us that are recommended by Ashford LLC, in an aggregate amount of up to $50 million (subject to increase to up to $100 million by mutual agreement). In light of the downturn of our business and Ashford Inc.’s business occasioned by COVID-19, we may not realize the anticipated benefits of the ERFP Agreement. Specifically, as of the date of this amendment, Ashford LLC has a remaining commitment to provide approximately $9.4 million in funding to us in respect of its initial $50 million commitment under the ERFP Agreement. Ashford LLC, however, is not required to commit to provide funding under the ERFP Agreement if its unrestricted cash balance, after taking into account the cash amount required for such funding, would be less than $15.0 million. Given the significant negative impact that COVID-19 has had on the business of Ashford Inc. and Ashford LLC, it is uncertain whether Ashford LLC will be able to provide us with this additional funding, either because Ashford LLC’s unrestricted cash balance falls below $15.0 million or Ashford LLC is otherwise financially unable or unwilling to provide such funding. Moreover, we are also entitled to receive an additional $11.4 million in payments from Ashford LLC with respect to our purchase of the Embassy Suites New York Manhattan Times Square in 2019. On March 13, 2020, an extension agreement was entered into whereby the due date for such payment was extended to December 31, 2022. It is uncertain whether Ashford LLC will be able to make this payment and, if such payment is made, the timing of such payment. Furthermore, if Ashford Inc. and Ashford LLC do not fulfill their contractual obligations pursuant to the ERFP Agreement, we may choose not to enforce, or to enforce less vigorously, our rights because of our desire to maintain our ongoing relationship with Ashford Inc. and Ashford LLC, and legal action against either party could negatively impact that relationship.

Additionally, under the terms of the ERFP Agreement, we are required on a going forward basis to pay an asset management fee to our advisor, Ashford Inc., with respect to any hotel purchased with money funded pursuant to the ERFP Agreement, even after such hotel is disposed of, including as a result of foreclosure. As a result, if any hotel purchased with funds provided pursuant to the ERFP Agreement is foreclosed upon or otherwise disposed of, including the Embassy Suites New York Manhattan Times Square or the Hilton Scotts Valley hotel in Santa Cruz, California (the property-level secured debt of each of which is in default and has been accelerated by lenders), we will still be obligated to pay Ashford Inc. an asset management fee as if we continued to own the hotels (notwithstanding the fact that we have not yet received the additional $11.4 million in payments from Ashford LLC with respect to our purchase of the Embassy Suites New York Manhattan Times Square).
We are required to make minimum base management fee payments to our advisor, Ashford Inc., under our advisory agreement, which must be paid even if our total market capitalization and performance decline. Similarly, we are required to make minimum base hotel management fee payments under our hotel management agreements with Remington Hotels, a subsidiary of Ashford Inc., which must be paid even if revenues at our hotels decline significantly.
Pursuant to the advisory agreement between us and our advisor, we must pay our advisor on a monthly basis a base management fee (based on our total market capitalization and performance), subject to a minimum base management fee. The minimum base management fee is equal to the greater of: (i) 90% of the base fee paid for the same month in the prior fiscal year; and (ii) 1/12th of the “G&A Ratio” for the most recently completed fiscal quarter multiplied by our total market capitalization on the last balance sheet date included in the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K that we file with the SEC. Thus, even if our total market capitalization and performance decline, including as a result of the impact of COVID-19, we will still be required to make monthly payments to our advisor equal to the minimum base management fee (which we expect will equal 90% of the base fee paid for the same month in the prior fiscal year), which could adversely impact our liquidity and financial condition.
Similarly, pursuant to our hotel management agreement with Remington Hotels, a subsidiary of Ashford Inc., we pay Remington Hotels monthly base hotel management fees on a per hotel basis equal to the greater of approximately $14,000 (increased annually based on consumer price index adjustments) or 3% of gross revenues. As a result, even if revenues at our hotels decline significantly, we will still be required to make minimum monthly payments to Remington Hotels equal to approximately $14,000 per hotel (increased annually based on consumer price index adjustments), which could adversely impact our liquidity and financial condition.
Some of our hotels are subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, our business could be materially and adversely affected.
Some of our hotels are on land subject to ground leases, at least two of which cover the entire property. Accordingly, we only own a long-term leasehold rather than a fee simple interest, with respect to all or a portion of the real property at these hotels. We may not continue to make payments due on our ground leases, particularly in light of the downturn in our business occasioned by COVID-19. If we fail to make a payment on a ground lease or are otherwise found to be in breach of a ground lease, we could lose the right to use the hotel or the portion of the hotel property that is subject to the ground lease. In addition, unless we can purchase the fee simple interest in the underlying land and improvements, or extend the terms of these ground leases before their expiration, we will lose our right to operate these properties and our interest in the improvements upon expiration of the ground leases. We may not be able to renew any ground lease upon its expiration, or if renewed, the terms may not be favorable. Our ability to exercise any extension options relating to our ground leases is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options. If we lose the right to use a hotel due to a breach or non-renewal of the ground lease, we would be unable to derive income from such hotel and would need to purchase an interest in another hotel to attempt to replace that income, which could materially and adversely affect our business, operating results and prospects. Our ability to refinance a hotel property subject to a ground lease may be negatively impacted as the ground lease expiration date approaches.

STOCKHOLDERS’ EQUITY
The following table sets forth our total equity as of June 30, 2020 (in thousands):
•
on an actual basis;

•
on an as adjusted basis to give effect to the Exchange Offers (assuming 13.62% of the outstanding shares of Preferred Stock (3,076,923 shares) are exchanged for $9.75 in cash and the remaining 86.38% of the outstanding Preferred Stock (19,512,470 shares) are exchanged for 2.64 shares of Common Stock); and

•
on an as adjusted basis to give effect to the Exchange Offers (assuming 100% of the outstanding shares of Preferred Stock (22,589,393 shares) are exchanged for 2.64 shares of Common Stock).

The price for our Common Stock as of July 17, 2020 was assumed in determining the difference between the fair value of the consideration transferred to the holders of the Preferred Stock and the carrying amount of the Preferred Stock to calculate a return to (from) the Preferred Holders.
You should read this information together with our financial statements and the notes to those statements appearing in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 3, 2020 and incorporated by reference in this amendment.
	Actual	As Adjusted Cash	As Adjusted – Common Stock
Equity (deficit):
Preferred Stock, $0.01 par value, 50,000,000 shares authorized
Series D Preferred Stock ($25 liquidating preference per share, 2,389,393, 0 and 0 shares issued and outstanding, respectively)	$24	$—	$—
Series F Preferred Stock ($25 liquidating preference per share, 4,800,000, 0 and 0 shares issued and outstanding, respectively)	48	—	—
Series G Preferred Stock ($25 liquidating preference per share, 6,200,000, 0 and 0 shares issued and outstanding, respectively)	62	—	—
Series H Preferred Stock ($25 liquidating preference per share, 3,800,000, 0 and 0 shares issued and outstanding, respectively)	38	—	—
Series I Preferred Stock ($25 liquidating preference per share, 5,400,000, 0 and 0 shares issued and outstanding, respectively)	54	—	—
Common stock, par value $0.01 per share, 400,000,000 shares authorized; 10,475,085, 61,988,012 and 70,111,083 issued and outstanding, respectively(1)	105	620	701
Additional paid-in capital(1)	1,829,935	1,799,646	1,829,565
Accumulated deficit	(1,868,968)	(1,868,968)	(1,868,968)
Total stockholders’ equity (deficit) of the Company	(38,702)	(68,702)	(38,702)
Noncontrolling interest in consolidated entities	336	336	336
Total equity (deficit)	$(38,366)	$(68,366)	$(38,366)

(1)
Item has been adjusted to reflect the effect of the 1-for-10 reverse stock split that we completed on July 15, 2020.

PLAN OF DISTRIBUTION
This following section supplements and should be read together with the section entitled “Plan of Distribution” beginning on page S-19 of the prospectus supplement. Except as set forth below, the plan of distribution for the shares of our Common Stock offered by the prospectus supplement and the accompanying prospectus remains unchanged.
On December 11, 2017, we entered into separate equity distribution agreements with each of UBS Securities LLC, Morgan Stanley & Co. LLC, B. Riley FBR, Inc., Robert W. Baird & Co. Incorporated, D.A. Davidson & Co., Deutsche Bank Securities Inc. and Janney Montgomery Scott LLC, relating to the shares of our Common Stock offered by the prospectus supplement and the accompanying prospectus. Effective August 4, 2020, we terminated the equity distribution agreements with Morgan Stanley & Co. LLC, B. Riley FBR, Inc., Robert W. Baird & Co. Incorporated, D.A. Davidson & Co., Deutsche Bank Securities Inc. and Janney Montgomery Scott LLC. As a result of the termination of these agreements, no further offers or sales of our Common Stock will be made through Morgan Stanley & Co. LLC, B. Riley FBR, Inc., Robert W. Baird & Co. Incorporated, D.A. Davidson & Co., Deutsche Bank Securities Inc. and Janney Montgomery Scott LLC pursuant to the prospectus supplement and the accompanying prospectus.
On August 6, 2020, we entered into an equity distribution agreement with RBC Capital Markets, LLC, relating to the shares of our Common Stock offered by the prospectus supplement and the accompanying prospectus. In addition, on August 6, 2020, we entered into an amendment to the equity distribution agreement with UBS Securities LLC to conform the representations and warranties and certain other provisions to the equity distribution agreement with RBC Capital Markets, LLC.
We will pay each sales agent commissions for its services in acting as agent and/or principal in the sale of our shares of Common Stock. Each sales agent will be entitled to compensation that will not exceed, but may be lower than, 2.0% of the gross sales price of all shares of Common Stock sold through it as sales agent from time to time under the applicable equity distribution agreement. We estimate that the total expenses for this offering, excluding compensation payable to the sales agents under the terms of the equity distribution agreements, will be approximately $525,000.
We have agreed to pay all reasonable documented out-of-pocket expenses, not to exceed $200,000 in the aggregate, including the reasonable fees and disbursements of counsel, incurred by the sales agents in connection with the ongoing services contemplated by the equity distribution agreements; provided, however, the sales agents have agreed to reimburse us for up to $75,000 of such expenses, if the sales agents offer and sell an amount of our Common Stock with an aggregate offering price of $25,000,000, and agreed to reimburse us for up to an additional $75,000 of such expenses, if the sales agents offer and sell an amount of our Common Stock with an aggregate offering price of $50,000,000.
The sales agents and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The sales agents or their affiliates from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. For example, RBC Capital Markets, LLC is also acting as the dealer manager and solicitation agent in the Exchange Offers and will receive customary fees in connection therewith.
In addition, in the ordinary course of its various business activities, the sales agents and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments issued by us.
The offering of our shares of Common Stock under any equity distribution agreement will terminate upon the earlier of (i) the sale of shares having an aggregate offering price of $100,000,000 and (ii) the termination of such equity distribution agreement by the applicable sales agent or us. However, because our existing shelf registration statement on Form S-3 is set to expire on September 28, 2020 and we are currently restricted from filing a new shelf registration statement on Form S-3 because of our payment defaults, we expect this offering to terminate when our existing shelf registration statement on Form S-3 expires on September 28, 2020.

INCORPORATION OF INFORMATION BY REFERENCE
We incorporate by reference the documents listed below and any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on and after the date of the initial filing of the registration statement and prior to the effectiveness of the registration statement of which this prospectus is a part, and any filing made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effectiveness of the registration statement of which this prospectus is a part prior to the termination of the offering of the underlying securities; provided, however, we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:
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our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020;

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our Quarterly Reports on Form 10-Q for the quarterly periods ended on March 31, 2020 and June 30, 2020, filed with the SEC on May 28, 2020 (as amended on June 3, 2020) and August 3, 2020, respectively;

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the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2019 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2020;

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our Current Reports on Form 8-K filed with the SEC on March 16, 2020, April 21, 2020, April 23, 2020, April 24, 2020, April 30, 2020, May 4, 2020, May 8, 2020, May 18, 2020, May 19, 2020, June 18, 2020, July 1, 2020, July 15, 2020, July 23, 2020, and August 6, 2020;

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the description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on August 19, 2003, including any amendments and reports filed for the purpose of updating such description; and

•
the descriptions of the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock and the Series I Preferred Stock contained in our Registration Statements on Form 8-A, filed with the SEC on July 17, 2007, July 13, 2016, October 18, 2016, August 25, 2017 and November 17, 2017, respectively, including any amendments and reports filed for the purpose of updating such description.

You may obtain copies of these documents at no cost by writing or telephoning us at the following address:
Investor Relations
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
(972) 490-9600